UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 18 March 2016

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
JSE, NYSE, DIFX   Share Code: GFI
ISIN Code: ZAE000018123
("Gold Fields" or the "Company")

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, CANADA, JAPAN OR ANY OTHER JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO.

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THE SECURITIES REFERRED TO HEREIN, IN OR INTO ANY JURISDICTION WHERE SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. PLEASE SEE THE DISCLAIMER AT THE END OF THIS ANNOUNCEMENT.

RESULTS OF ACCELERATED OFFERING TO RAISE UP TO ZAR2.5 BILLION

Gold Fields is pleased to announce that it has successfully priced and closed its offer of new ordinary shares (the "Placing").

A total number of 38,857,913 new Gold Fields ordinary shares (the "Placing Shares") were placed with qualifying institutional investors at a price of R59.50 per Placing Share ("Placing Price"), raising gross proceeds of R2.5 billion. The Placing Shares being issued represent approximately 5% of Gold Fields' issued share capital prior to the Placing.

Gold Fields will apply for admission of the Placing Shares to trade on the Main Board of the JSE Limited ("JSE"). Listing and trading of the Placing Shares on the JSE is expected to commence at 09:00 (South African time) on Thursday 24 March 2016, subject to the JSE's approval.

18 March 2016

Disclaimer

This announcement is restricted and is not for release, publication or distribution, in whole or in part, directly or indirectly, in or into Australia, Canada, Japan or any other jurisdiction in which such release, publication or distribution would be unlawful. This announcement is for information purposes only, does not purport to be full or complete, is subject to change and shall not constitute or form part of an offer or solicitation of an offer to purchase, sell, issue or subscribe for securities in the United States or any other jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any failure to comply with these restrictions may constitute a violation of securities laws of such jurisdictions. No reliance may be placed for any purpose on the information contained in this announcement or its accuracy or completeness.

The distribution of this announcement and the Placing of the Placing Shares in certain jurisdictions may be restricted by law. The Placing Shares may not be offered to the public in any jurisdiction in circumstances which would require the preparation or registration of any prospectus or offering document relating to the Placing Shares in such jurisdiction. No action has been taken by Gold Fields or the managers or any of their respective affiliates that would permit an offering of such securities or possession or distribution of this announcement or any other offering or publicity material relating to such securities in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required by Gold Fields and the managers to inform themselves about, and to observe, such restrictions. No offering document, pre-listing statement or prospectus has been or will be submitted to be approved by the JSE or the South African Companies and Intellectual Properties Commission in relation to the Placing, nor will any offering document, pre-listing statement or prospectus be made available in connection with the matters contained in this announcement. No such offering document, pre-listing statement or prospectus is required (in accordance with the Prospectus Directive or otherwise) to be published. Persons needing advice should consult an independent financial adviser.

The Placing Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold, directly or indirectly, within the United States or to, or for the account or benefit of, US persons, absent registration or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. There will be no public offer of the Placing Shares in the United States or in any other jurisdiction.

Neither this announcement nor the Placing constitutes or is intended to constitute an offer to the public in South Africa in terms of the South African Companies Act 71 of 2008 (as amended) (the "South African Companies Act"). In South Africa this announcement is only being distributed to, and is only directed at, and any investment or investment activity to which this announcement relates is available only to, and will be engaged in only with, persons in South Africa who (i) fall within the categories of persons set out in section 96(1)(a) of the South African Companies Act or (ii) who are persons who subscribe, as principal, for Placing Shares at a minimum placing price of R1 000 000, as envisaged in section 96(1)(b) of the South African Companies Act.

In member states of the European Economic Area ("EEA") which have implemented the Prospectus Directive (each, a "Relevant Member State"), this announcement and any offer if made subsequently is directed exclusively at persons who are qualified investors within the meaning of the Prospectus Directive ("Qualified Investors"). For these purposes, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in a Relevant Member State), and includes any relevant implementing measure in the Relevant Member State. A prospectus is not required to be published pursuant to the Prospectus Directive.

This announcement is a financial promotion. Accordingly, in the United Kingdom this announcement is only being distributed to, and is only directed at, and any investment or investment activity to which this announcement relates is available only to, and will be engaged in only with, Qualified Investors who are (i) investment professionals falling with Article 19(5) of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order"); (ii) high net worth entities or other persons falling within Article 49(2)(a) to (d) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as "relevant persons"). Persons who are not relevant persons should not take any action on the basis of this announcement and should not act or rely on it.

This announcement has been issued by, and is the sole responsibility of, Gold Fields.

This announcement does not purport to identify or suggest the risks (direct or indirect) which may be associated with an investment in the Placing Shares. Any investment decision to apply for, and subscribe for, the Placing Shares must be made solely on the basis of publicly available information.

The Placing of the Placing Shares is subject to the Placing Agreement becoming unconditional in accordance with its terms.

Nothing in this announcement should be viewed, or construed, as "advice", as that term is used in the South African Financial Markets Act, 2012, and/or Financial Advisory and Intermediary Services Act, 2002, by any of the Managers.

The Placing Shares will not be admitted to trading on any stock exchange other than the JSE. Neither the content of Gold Fields's website nor any website accessible by hyperlinks on Gold Fields's website is incorporated in, or forms part of, this announcement.

This announcement contains (or may contain) certain forward-looking statements which reflect Gold Fields's intent, beliefs or current expectations about the future and can be recognised by the use of words such as, inter alia, "expects," "plans," "will," "estimates," "projects," "intends," or words of similar meaning. These forward-looking statements are not guarantees of future performance and are based on assumptions about Gold Fields's operations and other factors, many of which are beyond Gold Fields's control, and accordingly, actual results may differ materially from these forward-looking statements. Forward-looking statements contained in this announcement regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Except as required by the JSE or applicable law, Gold Fields expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any changes in Gold Fields's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 18 March 2016

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer